August 22, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo Pamela Long Eric McPhee Wilson Lee

Re:	StoneBridge Acquisition II Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed August 1, 2025 File No. 333-286983

Ladies and Gentlemen:

This letter is submitted on behalf of our client, StoneBridge Acquisition II Corporation (the “Company”), in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on August 1, 2025, as set forth in the Staff’s letter dated August 12, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, each followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 3 to its Registration Statement on Form S-1, which reflects revisions in response to the Comment Letter and certain other updates.

Kesse PLLC ● www.kessepllc.com ● T 346.348.0239
845 Texas Avenue, Suite 200, Houston, Texas 77002

Amendment No. 2 for Registration Statement on Form S-1

Exhibits

1.	We note your disclosure on page 86 of the registration statement that the exclusive forum provision of the rights agreement will not apply to Exchange Act claims but will apply to Securities Act claims arising out of or relating in any way to the rights agreement. The form of rights agreement filed as Exhibit 4.4 states that the provision will not apply to suits brought to enforce Exchange Act claims but does not address whether this applies to Securities Act claims. Please confirm whether these provisions will apply to Securities Act claims and please revise exhibit 4.4 accordingly.

Response: In response to the Staff’s comment, Section 7.3 of the form of rights agreement filed as Exhibit 4.4 has been revised to clarify that the exclusive forum provision will apply to Securities Act claims.

2.	Disclosure on the cover page and elsewhere states that redemptions of Class A shares held by public shareholders will be subtracted in the calculation of any adjustment to the anti-dilution provision of the Class B shares at the time of the initial business combination, however this provision does not appear in Article 17 of the charter filed as Exhibit 3.2 to the registration statement. Please reconcile.

Response: In response to the Staff’s comment, Article 17 of the charter filed as Exhibit 3.2 to the registration statement has been revised to state that redemptions of Class A shares held by public shareholders will be subtracted in the calculation of any adjustment to the anti-dilution provision of the Class B shares at the time of the initial business combination.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (346) 348-0239 or at (425) 802-9052. You also may contact the undersigned by email at kelvinkesse@kessepllc.com.

Yours truly,

/s/ Kelvin Kesse
Kelvin Kesse

cc:	Bhargav Marepally, Chief Executive Officer of StoneBridge Acquisition II Corporation
StoneBridge Acquisition II Corporation

www.kessepllc.com